UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Spring Bank Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

849431101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 849431101
1.	Name of Reporting Persons UBS Oncology Impact Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.5%*
12.	Type of Reporting Person (See Instructions) PN

* This percentage is calculated based upon 16,476,342 outstanding shares of Common Stock of Spring Bank Pharmaceuticals, Inc. (the “Issuer”), as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and filed with the Securities and Exchange Commission (the “SEC’) on November 7, 2019.

1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 849431101
1.	Name of Reporting Persons Oncology Impact Fund (Cayman) Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein) )
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.5%*
12.	Type of Reporting Person (See Instructions) PN

* This percentage is calculated based upon 16,476,342 outstanding shares of Common Stock of Issuer, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and filed with the SEC on November 7, 2019.

1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 849431101
1.	Name of Reporting Persons MPM Oncology Impact Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.5%*
12.	Type of Reporting Person (See Instructions) PN

* This percentage is calculated based upon 16,476,342 outstanding shares of Common Stock of Issuer, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and filed with the SEC on November 7, 2019.

1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 849431101
1.	Name of Reporting Persons MPM Oncology Impact Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 603,070 (See Items 2 and 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 603,070 (See Items 2 and 4 herein)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,070 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.5%*
12.	Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 16,476,342 outstanding shares of Common Stock of Issuer, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and filed with the SEC on November 7, 2019.

1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 1.

(a)	Name of Issuer

Spring Bank Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

35 Parkwood Drive, Suite 210

Hopkinton, Massachusetts 01748

(c)	Name of Person Filing

This Schedule 13G/A is being filed by UBS Oncology Impact Fund L.P. (“UBS”), Oncology Impact Fund (Cayman) Management, L.P. (“OIF Cayman”), MPM Oncology Impact Management, LP (“MPM LP”) and MPM Oncology Impact Management GP LLC (“MPM GP”, and together with UBS, OIF Cayman and MPM LP, the “Reporting Persons”).

(d)	Address of Principal Business Office or, if none, Residence

c/o MPM Capital LLC

450 Kendall Street

Cambridge, MA 02142

(e)	Citizenship

UBS and OIF Cayman are organized in the Cayman Islands and MPM LP and MPM GP are organized in Delaware.

(f)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

(g)	CUSIP Number

849431101

Item 2.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 3.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

603,070 shares deemed beneficially owned by each of the Reporting Persons, consisting of warrants to purchase shares of Common Stock.

(b)	Percent of class:

3.5%, based upon 16,476,342 outstanding shares of the Issuer’s Common Stock, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and filed with the SEC on November 7, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – UBS has sole power to vote the 603,070 shares of Common Stock beneficially owned by UBS, and OIF Cayman, MPM LP, and MPM GP have sole power to direct the vote of the shares owned by UBS.

(ii)	Shared power to vote or to direct the vote – None

(iii)	Sole power to dispose or to direct the disposition of – UBS has sole power to dispose of the 603,070 shares of Common Stock beneficially owned by UBS, and OIF Cayman, MPM LP, and MPM GP have sole power to direct the disposition of the shares owned by UBS.

(iv)	Shared power to dispose or to direct the disposition of – None

OIF Cayman, as the general partner of UBS, MPM LP, as the general partner of OIF Cayman, and MPM GP, as the general partner of MPM LP, may be deemed to indirectly beneficially own the securities held by UBS. Ansbert Gadicke is the sole member of MPM GP. However, all voting and investment decisions are made by an investment committee comprised of three or more members, including Ansbert Gadicke. Each member of the investment committee expressly disclaims beneficial ownership of the reported securities.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than UBS) is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose (including, without limitation, any tax purposes) and each such Reporting Person expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Act.

Item 4.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 7.	Identification and Classification of Members of the Group

Not Applicable

Item 8.	Notice of Dissolution of a Group

Not Applicable

Item 9.	Certification

By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2020

UBS ONCOLOGY IMPACT FUND L.P.		ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	Oncology Impact Fund (Cayman) Management L.P,	By:	MPM Oncology Impact Management LP,
	its General Partner		its General Partner

By:	MPM Oncology Impact Management LP,	By:	MPM Oncology Impact Management GP LLC,
	its General Partner		its General Partner

By:	MPM Oncology Impact Management GP LLC,	By:	/s/ Ansbert Gadicke
	its General Partner		Name: Ansbert Gadicke
Title: Managing Member

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Member

MPM ONCOLOGY IMPACT MANAGEMENT LP		MPM ONCOLOGY IMPACT MANAGEMENT GP LLC

By:	MPM Oncology Impact Management GP LLC,	By:	/s/ Ansbert Gadicke
	its General Partner		Name: Ansbert Gadicke
Title: Managing Member

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Member

Exhibits

A	Joint Filing Agreement
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